UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

Commission file number 1-8022

CSX CORPORATION
CAPITAL BUILDER PLAN

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
Jacksonville, Florida 32202
Telephone (904) 359-3200

CSX CORPORATION
CAPITAL BUILDER PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2019 AND 2018
AND FOR THE YEAR ENDED DECEMBER 31, 2019

CSX CORPORATION
CAPITAL BUILDER PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the CSX Corporation Capital Builder Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the CSX Corporation Capital Builder Plan (“the Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CSX CORPORATION
CAPITAL BUILDER PLAN

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the CSX Corporation Capital Builder Plan’s auditor since 1990.

Jacksonville, FL
June 26, 2020

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2019	2018
ASSETS
Investments
Investment in Master Trust (Note 3)	$1,384,993	$1,237,110
Receivables
Member contributions	101	—
Employer contributions	2	—
Notes receivable from participants	52,259	50,085
Total Assets	1,437,355	1,287,195

LIABILITIES
Accrued expenses	295	285
Total Liabilities	295	285

Net Assets Available for Benefits	$1,437,060	$1,286,910

See accompanying Notes to Financial Statements

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2019
(Dollars in Thousands)

Additions
Net gain from investment in Master Trust (Note 3)	$234,174
Member contributions	39,711
Employer contributions	8,542
Transfers to the Plan	9,264
Interest on notes receivable from participants	2,759
Total Additions	294,450

Deductions
Distributions to members	135,198
Transfers from the Plan	8,166
Fees and expenses	936
Total Deductions	144,300

Net Increase	150,150

Net Assets Available for Benefits at Beginning of Year	1,286,910

Net Assets Available for Benefits at End of Year	$1,437,060

See accompanying Notes to Financial Statements

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan

The following description of the CSX Corporation Capital Builder Plan (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering certain union employees of CSX Corporation (“CSX” or “Plan Sponsor”) and affiliated companies (collectively, “the Company”). A portion of the Plan has been established as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.

Contributions: Members, as defined in the Plan Document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan Document, on a pre-tax or Roth basis up to the current Code limit. Members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Certain eligible members may also contribute other compensatory awards and/or sellback contributions (unused sick, vacation or personal leave) to the Plan. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates daily.

The Company contributes a specified number of shares of CSX common stock on an annual basis to certain member accounts of the eligible groups, as defined by the Plan Document.  The shares required to fund the contribution were purchased on the open market. In 2019, the Company contributed $5.3 million in stock to Plan members.

The Plan also provides for a Company matching contribution to certain eligible members. The amount and timing of the Company contributions varies according to the applicable collective bargaining agreements. In accordance with the applicable collective bargaining agreement, CSX may also make additional contributions to the Plan.

Diversification: Members may generally direct the investment of contributions on a daily basis. Contributions made in the form of CSX common stock may be immediately transferred to the other investment options offered under the Plan.

Reallocations: CSX does not permit members to repurchase shares of a previously sold fund through investment fund activity for 30 calendar days after the transaction.  Members may, however, transfer funds to the Stable Value Fund investment option at any time without restriction.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged with the member’s disbursements and an allocation of administrative expenses. Company contributions are calculated in accordance with a bargained formula or benefit amount. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Record-keeping expense allocations are charged equally to each member's account. All other administrative expense allocations are made on the basis of assets in the individual’s account.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan, continued

Investments: The CSX Corporation Master Retirement Savings Plan Trust ("Master Trust") holds all investments of this Plan and the CSX Corporation 401(k) Plan, a related plan for certain management employees.  For further details, see Note 3, Investment in Master Trust.

Plan to Plan Transfers: When members change employment status between contract positions and management positions within the Plan Sponsor, the member can no longer participate in the former plan. Accordingly, automatic transfers are initiated on a member's behalf if their account balance is not voluntarily transferred from the ineligible plan to the eligible plan within the Master Trust.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Members may not borrow from their ESOP account even though it is used in the calculation to determine the amount available for the loan. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence, in which case the term is 25 years. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

Payment of Benefits: Upon disability or retirement, a member may elect to receive a lump sum or monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. Upon termination of service, a member may receive a lump sum amount equal to the value of his or her account. A terminated member’s account balance that is greater than one thousand dollars but less than five thousand dollars as of his or her date of termination shall be rolled over into an individual retirement account at Millennium Trust Company unless the member makes an alternate distribution request within 180 days after the month end of his or her date of termination. A terminated member's account balance that is less than one thousand dollars as of his or her date of termination shall automatically receive an immediate lump-sum distribution unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during 2019 were paid from Plan assets.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2.                      Summary of Significant Accounting Policies

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. All dollar amounts are reported in thousands.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements: In July 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value ("NAV") per share practical expedient. Also, it further clarifies that an entity should evaluate whether readily determinable fair value exists or whether its investments qualify for the NAV per share practical expedient in accordance with ASC 820, Fair Value Measurement. Effective December 31, 2019, the Company has adopted the standard update prospectively, resulting in certain reclassifications within the fair value hierarchy.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, to be applied prospectively or retrospectively depending on the provisions. As this update mainly impacts Level 3 investments, which the Plan does not currently maintain, adoption is not expected to impact the presentation of investments in the Master Trust or its financial condition.

NOTE 3.                      Investment in Master Trust

All investments of the Master Trust are held by The Northern Trust Company ("Trustee"), the Trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

Summarized financial information of the Master Trust is presented below:

	December 31,	Plan's	December 31,	Plan's
(Dollars in Thousands)	2019	Interest	2018	Interest
Assets
Accrued income	$341	$122	$297	$106

Due from brokers for securities sold	4,978	3,128	—	—

Investments, at fair value:
CSX Common Stock	991,417	650,828	998,625	652,301
Other Common Stock	283,735	101,837	229,789	79,583
Mutual Funds	537,825	254,750	425,716	195,398
Common Collective Trusts	442,172	220,353	339,026	168,274
Total investments, at fair value	2,255,149	1,227,768	1,993,156	1,095,556

Stable Value Fund, at contract value:	437,821	154,249	412,235	141,448

Total Assets	2,698,289	1,385,267	2,405,688	1,237,110

Liabilities
Due to brokers for securities purchased	714	274	—	—
Total Liabilities	714	274	—	—

Total Master Trust Net Assets	$2,697,575	$1,384,993	$2,405,688	$1,237,110
Plan’s Percentage of Investment in the Master Trust’s Net Assets		51%		51%

The Master Trust has investments with Vontobel, T. Rowe Price, Morgan Stanley, Loomis, and Northern Trust, that prior to the adoption of ASU 2018-09, were deemed to not have readily determinable fair values. After adoption, additional Note 8 fair value disclosures identify Vontobel and Morgan Stanley as investments not having readily determinable fair values and qualify for the NAV practical expedient. The Fair Value Measurements Topic in the ASC requires the Plan to disclose the significant investment strategies of such investments.

The Vontobel Collective International Equity Fund seeks to achieve the highest total returns through the effect of compounded earnings and stock price returns by identifying high-quality companies that can grow earnings faster than the market on a sustainable basis. The fund invests in securities of a combination of large-cap, mid-cap and small-cap stocks with market capitalizations generally greater than $500 million when they are available at reasonable prices. The fund invests primarily in common stocks or other equity securities of international companies with a market price below the estimate of their fundamental value. There are currently no redemption restrictions on this investment.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

The T. Rowe Price Retirement Active Trusts seek to provide the highest total return over time consistent with an emphasis on both capital growth and income. They pursue these objectives by investing primarily in a diversified portfolio of other T Rowe Price common trust funds that represent various asset classes and sectors. The allocations between stock and bond trusts will change over time in relation to each fund's target retirement date, except for the Retirement Income Active Fund, which will maintain a constant neutral allocation of approximately 40% stock trusts and 60% bond trusts. There are currently no redemption restrictions on this investment.

The investment objective of the Morgan Stanley International Equity Trust is to invest in a diversified portfolio of international equity securities for capital growth. This fund uses a portfolio of international stocks and foreign currencies to achieve its investment objective. Portfolio adjustments may also be made to ensure adequate geographic and industrial diversification. There are currently no redemption restrictions on this investment.

The Loomis Core Bond Collective Trust seeks to provide high total investment return through a combination of current income and capital appreciation. This fund uses a portfolio of corporate and other investment-grade U.S. fixed-income securities with short maturities to achieve its investment objective. There are currently no redemption restrictions on this investment.

The investment objective of the Northern Trust Collective Short-term Investment Fund is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This fund uses a portfolio of high-grade money market instruments with short maturities to achieve its investment objective. There are currently no redemption restrictions on this investment.

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for 2019 was as follows:

Net appreciation in the fair value of investments:	$407,179
Interest, dividend, and other income	37,706
Total investment income for the Master Trust	$444,885

Plan's investment gain in the Master Trust	$234,174

Plan's percentage of investment gain from the Master Trust	53%

NOTE 4.                      Fully Benefit-Responsive Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“GICs”) as part of the Stable Value Fund investment option. Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time. These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan and are reported at contract value. A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments. A contract wrapper is a contractual agreement with a third party that regulates the return on investment. The agreement provides for the third party to compensate the Plan if the book value drops below a certain threshold and vice versa.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4.                      Fully Benefit-Responsive Investment Contracts, continued

The crediting interest rate for the synthetic GIC is based on a mutually agreed upon formula that resets on a quarterly basis depending on the portfolio yield, market value and duration along with the book value of the contract. The minimum crediting rate is 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan Document, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses. The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the members.

NOTE 5.                      Related Party Transactions

During 2019, the Master Trust received cash dividends from investments in CSX common stock of $14,185. The Plan’s share of these dividends was $9,297.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During 2019, the Master Trust earned interest of $398 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6.                      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated September 26, 2017, stating that the Plan is qualified as written under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is also required to operate in conformity with the Code and its terms to maintain its qualified status. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and its terms and, therefore, believes that the Plan remains qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan, and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7.                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8.                      Fair Value Measurements

The Financial Instruments Topic in the ASC requires disclosures about fair value of financial instruments. Also, the Fair Value Measurements and Disclosures Topic in the ASC clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Plan's investments. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

•	Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets

•	Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

•	Level 3 – significant unobservable inputs (including the Plan’s own assumptions about the assumptions market participants would use in determining the fair value of investments)

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Plan assets measured at fair value:

Investments in the fair value hierarchy

•	Common stock (Level 1): Valued at the quoted market closing price reported on the active market on which the individual securities are traded on the last day of the Plan year.

•	Mutual funds (Level 1): Valued at the NAV of shares held by the Master Trust at year end based on quoted market prices determined in an active market.

•
Common collective trust funds (Level 2): This class consists of private funds that invest in government and corporate securities and various short-term debt instruments and are measured using the NAV provided by the administrator of the trust. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and are determined by reference to the fair value of the underlying securities.

Investments measured at NAV

•
International and common collective trust funds: This class consists of private funds that invest in diversified portfolio of international securities and currencies that are measured at NAV as a practical expedient to estimate the fair value of the investments. There are currently no redemption restrictions on these investments. In accordance with the Fair Value Measurements and Disclosures Topic in the ASC, investments that are measured at NAV per share (or its equivalent) are not classified in the fair value hierarchy. The fair value amounts presented in the tables below are intended to permit reconciliation of the fair value hierarchy to the assets disclosed in Note 3, Investment in Master Trust.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2019:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$1,275,152	$—	$—	$1,275,152
Mutual funds - U.S	537,825	—	—	537,825
Common collective trust funds (A)	—	$322,104	—	322,104
Total investments in the fair value hierarchy	$1,812,977	$322,104	$—	2,135,081

Common collective trust funds
measured at NAV (B)	n/a	n/a	n/a	120,068

Total assets at fair value	$1,812,977	$322,104	$—	$2,255,149

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2018:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$1,228,414	$—	$—	$1,228,414
Mutual funds - U.S	425,716	—	—	425,716
Total investments in the fair value hierarchy	$1,654,130	$—	$—	$1,654,130

Common collective trust funds
measured at NAV (C)	n/a	n/a	n/a	339,026

Total assets at fair value	$1,654,130	$—	$—	$1,993,156

(A) The underlying investments held in the common collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. These include Northern Trust, T. Rowe Price, and Loomis Core Bond Funds.

(B) The underlying investments held in the common collective trust funds include Vontobel and Morgan Stanley International Equity Funds.   These investments do not have a readily determinable fair value and are valued at NAV as a practical expedient.

(C) Prior to the adoption of ASU 2018-09, as of December 31, 2018, all common collective trusts were valued at NAV as a practical expedient.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9.                      Subsequent Events

Subsequent to December 31, 2019, the 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect, the macro-economic environment and global economy.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from COVID-19. On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred significant fluctuations in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of potential losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act includes several relief provisions available to tax-qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to the 2022 plan document amendment requirements. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	Allow COVID-19 related distribution of up to $100,000 per individual without a 10% early withdrawal penalty.

•	Permit employees who take a COVID-19 distribution to repay such distribution within three years of the date of distribution as a rollover contribution.

•	Increase the maximum loan amount to the lesser of $100,000 or 100% of the vested balance (applies to loans taken for a period of 180 days after March 27, 2020).

•	Extend loan repayment period up to one year for employees who have an outstanding loan balance from March 27, 2020 through December 31, 2020.

•	Waive required minimum distributions due in 2020.

Supplemental Schedule

CSX CORPORATION
CAPITAL BUILDER PLAN

EIN: 62-1051971 Plan Number: 004

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Members	Loans with interest rates of 4% to 9.5%, maturing through 2044	$52,259,364

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION CAPITAL BUILDER PLAN

By: /s/ Michelle Mullen

Michelle Mullen, Plan Administrator
VP Total Rewards CSX Corporation
Date: June 26, 2020

AS OF DECEMBER 31, 2019 AND 2018
AND FOR THE YEAR ENDED DECEMBER 31, 2019

23	Consent of Independent Registered Public Accounting Firm	I-1